Exhibit (a)(5)(C)

Company contacts:

Bob Blair

Western Digital Investor Relations

949.672.7834

robert.blair@wdc.com

Steve Shattuck

Western Digital Public Relations

949.672.7817

steve.shattuck@wdc.com

FOR IMMEDIATE RELEASE:

WESTERN DIGITAL UPDATES STATUS OF CONVERSIONS OF SANDISK

CONVERTIBLE NOTES

IRVINE, Calif. — June 7, 2016 — Western Digital Corporation (NASDAQ: WDC) and its wholly-owned subsidiary SanDisk Corporation (“SanDisk”) announced today that as of June 6, 2016, it has received notices of conversion from holders of approximately $919.2 million, or 92% of the outstanding principal amount, of their 1.5% Convertible Senior Notes due 2017 (the “2017 Notes”) and from holders of approximately $1.2 billion, or 83% of the outstanding principal amount, of their 0.5% Convertible Senior Notes due 2020 (the “2020 Notes” and, together with the 2017 Notes, the “Notes”).

Holders of the Notes currently have the right to convert their notes into cash and WDC stock at a temporarily increased conversion rate or require SanDisk to purchase their Notes at par plus accrued and unpaid interest by tendering their notes pursuant to the terms of the tender offer announced by SanDisk on May 12, 2016. The deadline for exercising either of those rights is June 9, 2016, at 11:59 p.m., Eastern Time.

Holders that convert their Notes will receive units of reference property. Each unit of “reference property” is equal to the consideration paid for one share of SanDisk common stock in the merger, which was $67.50 and 0.2387 shares of WDC stock.

Western Digital Updates Status of Conversions of SanDisk Convertible Notes

If holders convert on or prior to June 9, 2016, the conversion rate will be increased by:

•	with respect to the 2017 Notes: 1.0702 units of reference property, to a total of 20.8004 units of “reference property,” corresponding to 4.9651 shares of WDC common stock and $1,404.03, per $1,000 principal amount of 2017 Notes; and

•	with respect to the 2020 Notes: 2.8720 units of reference property, to a total of 13.7726 units of “reference property,” corresponding to 3.2875 shares of WDC common stock and $929.65, per $1,000 principal amount of 2020 Notes.

After June 9, the conversion rate will revert to (subject to adjustment per the applicable indenture):

•	with respect to the 2017 Notes: 19.7302 units of reference property, corresponding to 4.7096 shares of Parent common stock and $1,331.79, per $1,000 principal amount of 2017 Notes; and

•	with respect to the 2020 Notes: 10.9006 units of reference property, corresponding to 2.6020 shares of Parent common stock and $735.79, per $1,000 principal amount of 2020 Notes.

All conversions will be net share settled in accordance with the terms of the relevant indenture.

Holders that tender their notes to us would receive $1,004.79 for the 2017 Notes and $1,000.76 for the 2020 Notes. Holders may also choose to retain their notes or sell them in the secondary market.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or an offer to purchase any securities. In connection with the above-described tender offer, SanDisk filed a Schedule TO, including an attached “Designated Event Company Notice And Offer To Purchase” which includes detail regarding the temporary conversion rate and processes for tendering and converting Notes, with the SEC on May 12, 2016. This material is not a substitute for the Schedule TO, “Designated Event Company Notice And Offer To Purchase” or for any other document that Western Digital or SanDisk may file with the SEC in connection with the tender offer or right of Noteholders to convert their Notes at a temporarily increased conversion rate. NOTEHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE SCHEDULE TO AND ATTACHED “DESIGNATED EVENT COMPANY NOTICE AND OFFER TO PURCHASE,” BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND NOTEHOLDERS’ RIGHT TO CONVERT THEIR NOTES AT A TEMPORARILY INCREASED CONVERSION RATE ON OR BEFORE JUNE 9, 2016. Investors and Noteholders will be able to obtain copies of the Schedule TO and attached “Designated Event Company Notice And Offer To Purchase” as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the “Designated Event Company Notice And Offer To Purchase” and documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com.

Western Digital Updates Status of Conversions of SanDisk Convertible Notes

About Western Digital

Western Digital Corporation (NASDAQ: WDC) is an industry-leading provider of storage technologies and solutions that enable people to create, leverage, experience and preserve data. The company addresses ever-changing market needs by providing a full portfolio of compelling, high-quality storage solutions with customer-focused innovation, high efficiency, flexibility and speed. Our products are marketed under the HGST, SanDisk and WD brands to OEMs, distributors, resellers, cloud infrastructure providers and consumers. Financial and investor information is available on the company’s Investor Relations website at investor.wdc.com.

Forward-Looking Statements

Statements contained in this press release that refer to future events or other non-historical facts are forward-looking statements that reflect Western Digital Corporation’s (“Western Digital”) current perspective of existing trends and information as of the date of this release. Except as expressly required by law, Western Digital disclaims any intent or obligation to update these forward-looking statements. Actual results may differ materially from Western Digital’s current expectations depending upon a number of factors affecting Western Digital’s business. These factors include, among others, the impact of competitive products and pricing; market acceptance of and continued demand for Western Digital’s products; risks associated with acquisitions, mergers and joint ventures; difficulties or delays in manufacturing; and other risks and uncertainties detailed in Western Digital’s periodic public filings with the Securities and Exchange Commission. Except as expressly required by law, Western Digital disclaims any intent or obligation to update these forward-looking statements.

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Western Digital, WD, the HGST logo, SanDisk and G-Technology are registered trademarks or trademarks of Western Digital Corporation or its affiliates in the U.S. and/or other countries. Other trademarks, registered trademarks, and/or service marks, indicated or otherwise, are the property of their respective owners.

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